1(212) 318-6906
MichaelZuppone@paulhastings.com

October 20, 2023

Ms. Taylor Beech
Mr. Dietrich King
Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Lazydays Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 12, 2023
File No. 333-274489

Dear Ms. Beech and Mr. King:

On behalf of Lazydays Holdings, Inc., a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s revised responses to the comments contained in the Staff’s letter dated October 18, 2023, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on October 12, 2023.  In the interest of time, please disregard our original response letter dated October 18, 2023 submitted in response to the Staff’s letter.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response.  Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 3 to the Registration Statement on Form S-1 with the Commission through EDGAR (“Amendment No. 3 to the Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.  All page references in the responses set forth below refer to page numbers in the Amendment No. 3 to the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1 filed October 12, 2023

Cover Page

1.
We note you have revised the offering price for a share of common stock such that it is no longer a fixed price and instead depends on the market price of your stock. We believe this has transformed the offering into a primary at-the-market offering. Rule 415(a)(4) defines the term “at-the-market offering” as an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price. Further, Rule 415(a)(4) restricts primary at-the-market offerings to those issuers that fall within Rule 415(a)(1)(x), which, in turn, is limited to offerings registered on Form S-3. Accordingly, please either amend on to Form S-3 if you are eligible to do so or set a fixed price for the common stock.

Response: The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it has filed Amendment No. 3 to the Registration Statement, which revises the subscription price for a share of common stock to be a fixed price in the Rights Offering.
Paul Hastings LLP | 200 Park Avenue | New York, NY 10166
t: +1.212.318.6000 | www.paulhastings.com

2.
Please revise to disclose the maximum number of securities to be registered in your offering instead of the dollar amount. Refer to Item 501(b)(2) of Regulation S-K and Securities Act Rules Compliance and Disclosure Interpretations Question 227.02.

Response: The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it has filed Amendment No. 3 to the Registration Statement, which discloses the maximum number of shares to be registered in the Rights Offering.

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If you have any questions regarding this submission, please contact Michael Zuppone at 212-318-6906 or Gil Savir at 770-878-2696.

Thank you for your time and attention.

Sincerely,

/s/ Michael Zuppone
Michael Zuppone
of PAUL HASTINGS LLP
Paul Hastings LLP | 200 Park Avenue | New York, NY 10166
t: +1.212.318.6000 | www.paulhastings.com